

Resources

Presentations

 **Response to Oportun Financial's Misguided Assessment of Findell's Goals and Campaign**
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION

 **The Opportunity at Oportun: How Improved Board Oversight Will Lead to Stronger Operations**
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC
PRESENTATION

Shareholder Letters

 **Letter to OPRT Stockholders**
JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Letter to OPRT Stockholders**
MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

Press Releases

 **Findell Capital Reiterates Desire for Compromise at Oportun Financial and Issues Statement on Behalf of Scott Parker**
JUNE 30, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Issues Rebuttal Presentation on Oportun Financial and Notes Support of Oportun Founder and Former CEO James Gutierrez**
JUNE 23, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Reiterates Commitment to Reaching a Good Faith Settlement at Oportun Financial**
JUNE 17, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Releases Presentation on Oportun Financial**
JUNE 16, 2025 / FINDELL CAPITAL MANAGEMENT, LLC

 **Findell Capital Provides Facts in Response to Oportun's Misleading Narrative**
JUNE 13, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Spotlights Why Ginny Lee Should Not be Appointed Oportun's Next Lead Independent Director

JUNE 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Urges Oportun Stockholders to Vote the White Proxy Card to Elect an Independent Consumer Financial Services Expert to the Board

JUNE 3, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun's Reactionary and Defensive Reduction of Board Size

MAY 8, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Partners Delivers Letter to Oportun Stockholders Ahead of 2025 Annual Meeting

MAY 5, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Responds to Oportun (NASDAQ: OPRT) Comments, Announces Nomination of Sandra Bell and Warren Wilcox

MARCH 27, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management Issues Open Letter to the Board and Shareholders of Oportun (NASDAQ:OPRT) Calling for Leadership Change

MARCH 20, 2025 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Stockholders of Oportun Financial Corporation

DECEMBER 4, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Applauds Oportun (OPRT) in Announcing Cost Savings Measures

MAY 9, 2023 / FINDELL CAPITAL MANAGEMENT, LLC



Findell Capital Management LLC Issues Statement to the Oportun Financial Corporation Board of Directors

MARCH 29, 2023 / FINDELL CAPITAL MANAGEMENT, LLC

SEC Filings



Definitive Proxy Statement

MAY 29, 2025 / SEC
LEGAL FILINGS

Video



Findell Capital's Brian Finn on Oportun $OPRT

JUNE 16, 2025 / YET ANOTHER VALUE PODCAST
VIDEO

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